Twelve Seas Investment Company III

2685 Nottingham Avenue

Los Angeles, CA 90027

December 9, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Re:	Twelve Seas Investment Company III
Registration Statement on Form S-1
Filed April 7, 2025, as amended File No. 333-286408

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twelve Seas Investment Company III hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on December 11, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Dimitri Elkin
Dimitri Elkin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP